Exhibit 99.1

The Hague, May 10, 2006

AEGON reports first quarter 2006 results including value of new business

♦	NET INCOME DOWN 7%, WHILE OPERATING EARNINGS UP 92%

-	Investment performance remained strong, but decrease in fair value of derivatives led to lower gains.

-	Lower non-operating income reflects gain on sale of Spanish general insurance business last year.

-	Operating earnings up significantly, reflecting the effect of favorable financial markets on the valuation of certain assets and liabilities.

♦	NEW LIFE SALES1) UP 12% LED BY RECORD QUARTER IN THE UK

-	New life sales in the UK up 51% driven by increases in all major lines of business.

-	AEGON Poland achieves second consecutive record sales quarter.

-	New life sales in the Americas decreased, but profitability improved.

♦	VALUE OF NEW BUSINESS AMOUNTED TO EUR 163 MILLION

-	Value of new business for the first quarter of 2006 increased 18% compared to pro forma first quarter 2005 value of new business2).

-	The internal rate of return on new business for the first quarter amounted to 14.7%, compared to 12.4% for the full year 2005.

-	AEGON’s developing markets continued to contribute strongly to value of new business.

♦	STRENGTHENED BROAD-BASED DISTRIBUTION

-	Increased wholesaling capacity and introduction of an enhanced withdrawal benefit rider drove 16% increase in variable annuity sales.

-	Bank partnerships in Spain obtained final approval, strengthening AEGON’s distribution capabilities.

[1]	New life sales refers to standardized new premium production and is defined as new recurring premium + 1/10 of single premium
[2]	Pro forma first quarter 2005 value of new business is equal to one-fourth of the full year 2005 value of new business

EARNINGS SUMMARY Amounts in EUR millions, except per share data	Q1 2006	Q1 2005%			Constant currency exchange rates %
Operating earnings before tax	827	430	92		82
Net gains/losses on investments and impairment charges before tax	(26)	297	—		—
Other non-operating income/(charges) and share in profit/(loss) of associates	44	207	(79)		(79)
Income before tax	845	934	(10)		(13)
Net income - per share	630 0.38	677 0.43	(7 (12	) )	(11 (15	) )

Note: This press release includes non-GAAP financial measures: operating earnings before tax and value of new business. The reconciliation of operating earnings before tax to the most comparable GAAP measure and an explanation for its use is provided on page 28. Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not be viewed as a substitute for IFRS financial measures. On pages 23 and 24, a further breakdown is given and reference is made to the assumptions included in the Embedded Value disclosure document. AEGON believes the value of new business, together with the GAAP information, provides a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA)    |    Media Relations: +31 (0)70 344 83 44 (NL)

CHAIRMAN’S OVERVIEW

“AEGON’s results for the first quarter of 2006 included a notable increase in the value of new business, providing further indication that our focus on growing our core lines of business profitably in our major and developing markets makes sense,” said AEGON Chairman Donald J. Shepard.

“The diversification of AEGON’s business, both in terms of products and geographical spread, resulted in a solid performance in our year-over-year results for the Group. The 12% growth in standardized new life sales, combined with a 18% increase in the value of new business compared to one-fourth of full year 2005, give us continued confidence in the long-term growth potential of our business.”

Mr. Shepard further emphasized that AEGON’s disclosure of value of new business results on a quarterly basis, beginning with the current first quarter of 2006, constitutes an important supplemental measurement of AEGON’s business development.

Commenting on other highlights of the quarter, Mr. Shepard remarked: “Distribution again fueled AEGON’s solid performance. In the Americas, the 16% increase in variable annuity sales was a result of strong sales across all of our distribution channels, supported by enhanced wholesaling capacity in the US. In the UK, we produced a 51% increase in new life sales over the same period last year, while AEGON’s IFA platform, Positive Solutions, achieved another record quarter with higher productivity of the sales force. New individual life sales sold through intermediaries in the Netherlands improved.

“The internal rate of return of 7.9% on products sold in the Netherlands remains below our hurdle rate, largely due to margin pressure in mortgage-related business and a change in interest rates. Standardized new life production in the Americas declined 11% from the year-ago quarter, with the majority of the decrease reflecting lower sales of BOLI/COLI business. In addition, there is some decrease in production from the Transamerica agency channel as there is dislocation occurring in the industry in the older age market. The internal rate of return in the Americas rose 100 basis points in the first quarter of this year to 12.3%.

“In Spain, we further strengthened our position in the important bank channel which continues to be the primary means for selling life insurance and pensions. The regulatory authorities have recently given final approval to AEGON’s joint ventures with Caja Navarra and Caja de Badajoz. With the completion of these agreements, AEGON’s products will be sold in approximately 1500 bank branches throughout Spain.

“We made good progress during the quarter in AEGON’s pension businesses internationally. Going forward, we will look to capture further growth in this expanding market, given demographics and our established expertise.

“Overall, AEGON experienced a good quarter with promising sales growth across our company while at the same time making progress in expanding sales and distribution within our developing markets. The strong increase in the value of new business for the AEGON Group further demonstrates our ongoing commitment to writing profitable business to ensure long-term value for all of our stakeholders.”

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EARNINGS OVERVIEW

		amounts in millions

		First quarter
	EUR	2006	2005	%
By product segment
Traditional life		156	125	25
Life for account of policyholders		320	60	N.M.
Fixed annuities		106	55	93
Variable annuities		82	30	173
Institutional guaranteed products		80	64	25
Fee - off balance sheet products		14	20	(30)
Reinsurance		55	29	90
Accident and health insurance		79	87	(9)
General insurance		11	17	(35)
Banking activities		4	7	(43)
Interest charges and other		(80)	(64)	25

Operating earnings before tax		827	430	92
Gains/(losses) on investments		(32)	307	N.M.
Impairment charges		6	(10)	N.M.
Other non operating income/(charges)		38	204	(81)
Share in profit/(loss) of associates		6	3	100

Income before tax		845	934	(10)
Income tax		(215)	(256)	(16)
Minority interest		0	(1)	N.M.

Net income [1]		630	677	(7)

Net income in USD		758	888	(15)

Income before tax geographically
Americas		562	469	20
The Netherlands		226	246	(8)
United Kingdom		95	62	53
Other countries		27	211	(87)
Holding and other activities		(49)	(50)	(2)
Eliminations		(16)	(4)	N.M.

Income before tax		845	934	(10)

Amounts per common share of EUR 0.12

Net income in EUR [2]		0.38	0.43	(12)
Net income fully diluted in EUR [2]		0.38	0.43	(12)

Net income in USD		0.46	0.56	(18)
Net income fully diluted in USD		0.46	0.56	(18)

		At March 31 2006	At Dec. 31 2005
Shareholders' equity in EUR [3]		10.67	10.89	(2)
Shareholders' equity in USD [3]		12.91	12.85	0

[1]	Net income refers to net income attributable to equity holders of AEGON N.V.
[2]	After deduction of preferred dividend and coupons on perpetuals.
[3]	Shareholders' equity per share is calculated after deduction of the preferred share capital of EUR 2.1 billion (at Dec. 31, 2005:

EUR 2.1 billion) and considering the number of outstanding treasury shares. The number of common shares used in the calculation of shareholders' equity per share is 1,568 million (at Dec. 31, 2005: 1,576 million).

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FIRST QUARTER 2006 GROUP HIGHLIGHTS

Value of new business

The value of new business for the first quarter of 2006 amounted to EUR 163 million. This is an increase of 18% compared to EUR 138 million for one-fourth of the full year 2005 value of new business. The internal rate of return on new business amounted to 14.7% compared to 12.4% for the full year 2005. The developing markets, outside the three major country units, accounted for 24% of total first quarter value of new business.

Sales

During the first quarter of 2006, new life sales increased 12% to EUR 686 million. New life sales in the Americas decreased 11%. The majority of the decrease reflects lower sales of BOLI/COLI business, where sales tend to occur in large amounts but not on a regular or predictable basis. In addition, there is some decrease in production from the Transamerica agency channel as there is dislocation occurring in the industry in the older age market. New life sales in the Netherlands increased 1%, reflecting growth in individual life sales, while group pension sales were lower. In the United Kingdom, new life sales increased 51% for the quarter, as a result of strong growth across all lines of business. In Taiwan, new life sales decreased 53% compared to the strong first quarter of last year, but increased 64% compared to the fourth quarter of 2005. AEGON Poland had its second consecutive record sales quarter, with new life sales increasing 19% compared to the fourth quarter of 2005, when the Poland business became part of the AEGON Group.

Sales of annuity and institutional guaranteed products in the Americas increased 32% compared to the first quarter of 2005. Total pension sales in the US increased 16% to USD 2,766 million. Variable annuity sales increased 16%, as a result of the introduction of an enhanced withdrawal benefit rider, increased wholesaling capacity and strong pension sales. As anticipated, sales of fixed annuities were lower and reflect AEGON’s pricing discipline and the challenging interest rate environment. Deposits in institutional guaranteed products increased 45% primarily due to medium term note funding agreements issued by the new Ireland platform when asset spreads widened during the quarter. Off balance sheet production decreased 8%, reflecting strong performance from the asset management operations in the UK and the pension business in the US, more than offset by lower institutional asset management sales in the US and fewer mandates in the Netherlands than in the comparable period.

Operating earnings before tax

Operating earnings before tax in the first quarter of 2006 increased 92% to EUR 827 million (and increased 82% at constant currency exchange rates), with increases in all three major country units. Operating earnings in the Americas were positively affected by business growth and the favorable financial markets environment, offset somewhat by lower spreads and higher mortality. The increase in operating earnings in the Netherlands mainly reflects the positive effect of a release of guarantee provisions for unit-linked business as a result of rising interest rates. In the United Kingdom, the increase in operating earnings before tax mainly reflects business growth and the positive effect of higher equity and bond markets. The decrease of operating earnings before tax in Other countries primarily reflects lower results in Taiwan and higher start-up losses due to investments in growth in China, Slovakia and the Czech Republic.

Net income

Net income decreased 7% to EUR 630 million (and decreased 11% at constant currency exchange rates) in the first quarter of 2006. Higher operating earnings were more than offset by lower net gains/losses on investments (see paragraph below) and lower other non-operating income. Lower other non-operating income

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reflects the gain on the sale of the Spanish general insurance business last year. The effective tax rate decreased to 25% from 27% in the first quarter of 2005, reflecting higher tax exempt income and tax credits. Net income per share decreased 12% to EUR 0.38, reflecting lower net income and a higher average number of ordinary shares outstanding.

Non-operating income

Net gains/losses on investments (before tax) and impairment charges together amounted to a loss of EUR 26 million compared to a gain of EUR 297 million in the first quarter of 2005. Investment performance remained strong and the decline primarily reflects a negative fair value change in derivatives used for asset and liability management in the Netherlands and normal trading activity in the US in a higher interest rate environment. Together, other non-operating income/(charges) and share in profit/(loss) of associates amounted to EUR 44 million, mainly reflecting the book gain on the sale of Scottish Equitable International Luxembourg and the charges to AEGON UK policyholders related to taxes payable for the account of policyholders.

Commissions and expenses

Commissions and expenses increased 19% to EUR 1,589 million and increased 12% at constant currency exchange rates. This is mostly the result of a change in business mix, growth in the business, higher DPAC amortization and higher expenses related to stock appreciation rights plans due to the rising AEGON stock price during the quarter. The economic exposure of the share based payment programs is hedged by means of treasury shares, which are valued at cost.

Revenue generating investments

Total revenue generating investments amounted to EUR 359 billion at March 31, 2006, compared to EUR 358 billion at December 31, 2005.

Shareholders’ equity

Shareholders’ equity at March 31, 2006 amounted to EUR 18.8 billion, a decrease of 2% compared to December 31, 2005. The increase from net income was more than offset by foreign currency translation effects and a decrease in revaluation reserves, reflecting higher interest rates.

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REPORT OF THE COUNTRY UNITS

AMERICAS

						amounts in millions

	First quarter					First quarter
USD	2006	2005	%		EUR	2006	2005	%
				Income by product segment
	156	143	9	Traditional life		130	109	19
	26	30	(13)	Life for account of policyholders		22	23	(4)
	128	72	78	Fixed annuities		106	55	93
	99	39	154	Variable annuities		82	30	173
	96	84	14	Institutional guaranteed products		80	64	25
	13	13	0	Fee - off balance sheet products		11	10	10
	66	38	74	Reinsurance		55	29	90
	88	104	(15)	Accident and health insurance		73	79	(8)

	672	523	28	Operating earnings before tax		559	399	40
	7	74	(91)	Gains/(losses) on investments		6	56	(89)
	(3)	18	N.M.	Impairment charges		(3)	14	N.M.

	676	615	10	Income before tax		562	469	20
	(191)	(191)	0	Income tax		(159)	(146)	9

	485	424	14	Net income		403	323	25

				Revenues
	165	219	(25)	Life general account single premiums		137	167	(18)
	1,419	1,348	5	Life general account recurring premiums		1,180	1,028	15
	125	314	(60)	Life policyholders account single premiums		104	239	(56)
	308	291	6	Life policyholders account recurring premiums		256	222	15

	2,017	2,172	(7)	Total life insurance gross premiums		1,677	1,656	1
	617	608	1	Accident and health insurance		513	464	11

	2,634	2,780	(5)	Total gross premiums		2,190	2,120	3
	1,759	1,667	6	Investment income		1,463	1,271	15
	289	267	8	Fee and commission income		240	204	18

	4,682	4,714	(1)	Total revenues		3,893	3,595	8
	440	472	(7)	Income from reinsurance ceded		366	360	2
	263	67	N.M.	Fair value and foreign exchange gains		219	51	N.M.
	2,508	104	N.M.	Total gains on investments		2,085	79	N.M.

	7,893	5,357	47	Total income		6,563	4,085	61

	1,198	1,033	16	Commissions and expenses		996	788	26

				Standardized new premium production insurance
	251	492	(49)	Life single premiums		209	375	(44)
	247	257	(4)	Life recurring premiums annualized		205	196	5
	272	306	(11)	Life total recurring plus 1/10 single		226	234	(3)

				Gross deposits
	480	501	(4)	Fixed annuities		399	382	4
	4,609	3,177	45	Institutional guaranteed products		3,833	2,423	58
	1,774	1,528	16	Variable annuities		1,475	1,165	27

	6,863	5,206	32	Total production on balance sheet		5,707	3,970	44

				Off balance sheet production
	1,550	1,584	(2)	Synthetic GICs		1,289	1,208	7
				Mutual funds/ Collective Trusts and
	2,769	3,559	(22)	other managed assets		2,302	2,714	(15)

	4,319	5,143	(16)	Total production off balance sheet		3,591	3,922	(8)

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THE AMERICAS (the AEGON USA companies and AEGON Canada)

♦	Value of new business amounted to USD 100 million, an increase of 18% compared to one-fourth of the full year 2005 value of new business.

♦	The internal rate of return on new business improved 100 basis points to 12.3%.

♦	Operating earnings before tax increased 28% to USD 672 million.

♦	Variable annuity sales increased 16% as “5 for Life With Growth” was favorably received.

♦	Total revenue generating investments amounted to USD 271 billion at March 31, 2006 an increase of 2% compared to year-end 2005.

Results

Operating earnings before tax increased 28% to USD 672 million. The increase in earnings was led by growth in the Reinsurance and Variable Annuity lines of business, coupled with favorable returns on hedge funds, limited partnership and convertible bond investments, all of which are carried at fair value.

Net income, which includes net gains/losses on investments and impairment charges, increased 14% to USD 485 million. Net gains on investments amounted to USD 7 million compared to USD 74 million in the first quarter of 2005 and reflect normal trading activity in the US in a higher interest rate environment. Impairments in the first quarter of this year resulted in a net charge of USD 3 million compared to a net recovery of USD 18 million in the first quarter of 2005. The effective tax rate of 28% compares to an effective tax rate of 31% in the first quarter of 2005.

Value of New Business

Value of new business amounted to USD 100 million for the first quarter of 2006 compared to USD 85 million for one-fourth of the full year 2005 value of new business. First quarter 2006 internal rate of return was 12.3%, up 100 basis points from 11.3% in the full year 2005. The increase in value of new business and IRR is due to higher sales in more profitable lines of business during the first quarter of 2006. Please refer to pages 24 and 25 for more detailed information on value of new business.

Traditional life / Life for account of policyholders

Standardized new life production for retail and BOLI/COLI products decreased 15% to USD 197 million compared to the first quarter of 2005. The majority of the decrease reflects lower sales of BOLI/COLI business, where sales tend to occur in large amounts but not on a regular or predictable basis. In addition, there is some decrease in production from the Transamerica agency channel as there is dislocation occurring in the industry in the older age market.

Operating earnings before tax for traditional life increased 9% to USD 156 million compared to the same period last year, despite somewhat unfavorable mortality claims in the quarter. The valuation of certain financial assets carried at fair value contributed USD 24 million to operating earnings before tax in the first quarter of 2006 compared to USD 5 million in the first quarter last year.

Operating earnings before tax from life for account of policyholders decreased USD 4 million to USD 26 million compared to the first quarter of 2005.

Fixed annuities

Fixed annuity new deposits of USD 480 million decreased 4% compared to the first quarter of 2005. Retail fixed annuity new deposits declined 11% reflecting increased competition with short-term bank products due to

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the flat yield curve. However, new deposits in the pension channel increased 18% to USD 131 million. Fixed annuity account balances of USD 51.7 billion were USD 1.2 billion lower than year-end as new deposits were more than offset by higher withdrawals. The total decrement rate on the retail annuity segment continues to be within expectations and increased to 17% for the first quarter of 2006 compared to 16% in the fourth quarter of 2005.

Fixed annuity operating earnings before tax increased 78% to USD 128 million compared to the same period last year. This increase reflects a positive impact from total return annuities and fair value movements of certain financial assets, offset by modestly lower account balances. Fair value movements of certain financial assets contributed USD 38 million to operating earnings before tax, compared to USD 5 million in the first quarter of 2005. The contribution to operating earnings before tax from total return annuities amounted to a negative USD 6 million compared to a negative USD 43 million in the same period last year.

Product spreads on the largest segment of the fixed annuity book were 245 basis points on an IFRS pre-tax operating basis compared to 244 basis points in the fourth quarter of 2005. Product spreads in the first quarter include 41 basis points from the impact of valuation of certain financial assets carried at fair value compared to 33 basis points in the fourth quarter. On a normalized basis, the expected contribution to product spreads from the valuation of these assets is 15 basis points.

Institutional guaranteed products

Institutional guaranteed product sales amounted to USD 4.6 billion, an increase of 45% compared to the first quarter of 2005. The higher sales were primarily due to medium term note funding agreements issued by the new Ireland platform when asset spreads widened during the quarter. The balance of institutional guaranteed spread products increased to USD 35.2 billion compared to USD 32.9 billion at year-end 2005.

Institutional guaranteed products operating earnings before tax increased 14% to USD 96 million compared to the same period last year. The increase reflects the higher contribution from the valuation of certain financial assets carried at fair value, which amounted to USD 40 million in the first quarter of 2006, compared to USD 7 million in the first quarter of 2005. This was partially offset by the impact of decreased product spreads resulting from the rise in short term interest rates.

Variable annuities

Variable annuity new deposits of USD 1.8 billion increased 16% compared to the first quarter of 2005, with significant increases in both the retail (18%) and pension (14%) segments. A new retail product, “5 for Life with Growth”, was introduced in the first quarter and has been received favorably. Variable annuity balances of USD 50.3 billion increased 5% compared to year-end 2005.

Variable annuity operating earnings before tax of USD 99 million increased USD 60 million over the first quarter of 2005. This includes the impact of the valuation of Canadian segregated funds, which contributed USD 41 million to operating earnings before tax in the first quarter of 2006, compared to USD 5 million in the same period last year. The remaining increase of USD 24 million is primarily related to growth of the business from favorable equity markets and continued favorable persistency.

Fee – off balance sheet products

Off-balance sheet production was USD 4.3 billion, a 16% decrease compared to the first quarter of 2005. Institutional asset management sales decreased USD 1.3 billion compared to an extraordinarily strong first quarter of 2005. Retail mutual fund sales of USD 0.7 billion increased 47% compared to first quarter of 2005.

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Synthetic GIC sales of USD 1.6 billion in the first quarter of 2006 were level compared to the same period last year. Off-balance sheet assets have increased 2% compared to year-end 2005 and now total USD 82.7 billion.

Operating earnings before tax from fee – off balance sheet products of USD 13 million were level compared to the same period in 2005.

Reinsurance

Reinsurance new life production of USD 75 million increased USD 2 million or 3% over the same period in 2005. The 2005 results included the completion of several in-force transactions. Excluding production of in-force transactions in 2005, life production increased USD 15 million due to continued strong international and domestic sales.

Reinsurance operating earnings before tax increased 74% to USD 66 million compared to the same period last year. The increase in earnings primarily reflects continued growth in this business and favorable mortality during the first quarter of 2006. In addition, earnings from the total return annuity product amounted to USD 15 million compared to USD 11 million in the first quarter of 2005.

Accident and health business

Accident and health premium revenue of USD 617 million increased 1% compared to the same period last year due to increased sales through sponsored programs along with premium rate increases on certain health products.

Accident and health operating earnings before tax decreased 15% to USD 88 million compared to the same period last year, and primarily reflects reserve strengthening on certain discontinued blocks.

Commissions and expenses

Commissions and operating expenses of USD 1,198 million increased 16% compared to the first quarter of 2005. Operating expenses of USD 483 million were up 13% compared to the same period last year. This increase includes the impact of a one-time expense accrual release of USD 13 million in the first quarter of 2005 and higher expenses related to stock appreciation rights plans of USD 12 million due to the rising AEGON stock price during the quarter.

Normalized return expectations for fair-valued assets in operating earnings

AEGON provides normalized return expectations for certain financial assets that are managed on a total return basis with no offsetting changes to the fair value of liabilities. Normalized annual earnings on these assets, as described in more detail below, are based on long-term expected returns in financial markets, but should not be used as an explicit forecast for the year as actual results can and will deviate from these expectations. These levels of normalized annualized earnings will be revisited and updated at the end of 2006.

These assets include certain hedge funds, real estate limited partnerships and convertible bonds, with assets totaling approximately USD 3.2 billion as of March 31, 2006. Operating earnings for the first quarter of 2006 include USD 130 million (USD 156 million before DPAC offsets) related to these asset classes, including fair valuation of assets of USD 118 million and cash income of USD 12 million. Based on current holdings and asset class returns consistent with long term historical experience, the long-term expected return on an annual basis is 8-10%, including fair valuation and cash income, before tax and DPAC offsets. The impact of the fair valuation of assets is notable in the traditional life, fixed annuity and institutional guaranteed products lines of business.

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THE NETHERLANDS

		amounts in millions

		First quarter
	EUR	2006	2005	%
Income by product segment
Traditional life		23	11	109
Life for account of policyholders		242	(9)	N.M.
Fee - off balance sheet products		8	9	(11)
Accident and health insurance		5	8	(38)
General insurance		4	10	(60)
Banking activities		4	7	(43)

Operating earnings before tax		286	36	N.M.
Gains/(losses) on investments		(70)	234	N.M.
Impairment charges		9	(24)	N.M.
Share in profit/(loss) of associates		1	0	N.M.

Income before tax		226	246	(8)
Income tax		(28)	(70)	(60)

Net income		198	176	13

Revenues
Life general account single premiums		195	134	46
Life general account recurring premiums		270	290	(7)
Life policyholders account single premiums		328	276	19
Life policyholders account recurring premiums		639	724	(12)

Total life insurance gross premiums		1,432	1,424	1
Accident and health insurance		85	95	(11)
General insurance		139	143	(3)

Total gross premiums		1,656	1,662	(0)
Investment income		466	507	(8)
Fee and commission income		87	80	9

Total revenues		2,209	2,249	(2)
Income from reinsurance ceded		2	(2)	N.M.
Fair value and foreign exchange gains		283	5	N.M.
Total gains on investments		43	449	(90)

Total income		2,537	2,701	(6)

Commissions and expenses		285	300	(5)

Standardized new premium production insurance
Life single premiums		399	395	1
Life recurring premiums annualized		38	37	3
Life total recurring plus 1/10 single		78	77	1
Non-life premiums		26	15	73

Gross deposits
Saving deposits		708	859	(18)

Total production on balance sheet		708	859	(18)

Off balance sheet production
Mutual funds and other managed assets		125	478	(74)

Total production off balance sheet		125	478	(74)

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AEGON THE NETHERLANDS

♦	Value of new business for the first quarter of 2006 amounted to EUR 9 million, compared to EUR 10 million for one-fourth of the full year 2005.

♦	The internal rate of return on new business amounted to 7.9%.

♦	New life sales increased by 1% to EUR 78 million, representing the best quarter in the last two years.

♦	Operating earnings before tax amounted to EUR 286 million, compared to EUR 36 million in the first quarter of 2005.

♦	Total revenue generating investments amounted to EUR 63.5 billion at March 31, 2006, an increase of 1% compared to year-end 2005 levels.

Results

Operating earnings before tax amounted to EUR 286 million in the first quarter of 2006, compared to EUR 36 million in the first quarter of 2005. The increase in operating earnings in the Netherlands includes the positive effect of a EUR 205 million release of guarantee provisions for unit-linked business, whereas EUR 5 million was added to these provisions in the first quarter of 2005. The release of guarantee provisions reflects the effect of the increase in interest rates on the risk-neutral market valuation of these guarantees. The comparable period also included EUR 35 million in provisions for improvements of “Spaarkas” products. Technical results life and non-life decreased EUR 13 million due to higher mortality and higher claims in non-life. Certain financial assets that are carried at fair value with no offsetting changes in the fair value of liabilities contributed EUR 25 million to operating earnings before tax, compared to EUR 8 million in the first quarter of 2005. Derivatives carried at fair value with no offsetting changes in the fair value of liabilities contributed a negative EUR 4 million to operating earnings, compared to a negative of EUR 23 million in the comparable period.

Net income, which includes net gains/losses on investments, impairment charges and the share in profit of associates, increased 13% to EUR 198 million. Net gains/losses on investments (before tax) amounted to a negative EUR 70 million compared to a positive EUR 234 million in the first quarter of 2005. The gains and losses on investments (before tax) include a negative EUR 211 million from the decrease in market value of derivatives used for asset and liability management purposes.

Value of new business

The value of new business for the first quarter of 2006 amounted to EUR 9 million, compared to EUR 10 million for one-fourth of the full year 2005 value of new business. The internal rate of return (IRR) amounted to 7.9% compared to 9.2% for the full year 2005. The lower IRR and slight decrease in value of new business mainly reflect lower margins on mortgage-linked products and a change in interest rates. Please refer to pages 23 and 24 for more detailed information on value of new business.

Traditional life / Life for account of policyholders

New life sales increased 1% to EUR 78 million. The comparable period included EUR 2 million in sales of Moneymaxx Germany, which was divested in 2005. The comparable quarter last year included a number of large group pension cases, which did not recur to the same extent in the first quarter of 2006. This reflects the nature of the group business, where production tends to fluctuate from period to period due to the timing and size of contracts. The pipeline of new group pension products is promising, particularly for the second half of the year. Individual life sales through the intermediary channel showed a significant improvement. The number of intermediaries selling AEGON’s products has increased, and an increased number of existing intermediaries are offering a broader selection of AEGON products.

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Operating earnings before tax for traditional life amounted to EUR 23 million, compared to EUR 11 million in the same period in 2005. The increase mainly reflects a higher contribution from assets carried at fair value with no offsetting changes in the fair value of liabilities.

Operating earnings before tax from life for account of policyholders amounted to EUR 242 million, compared to a loss of EUR 9 million in the first quarter of 2005. This reflects the release of provisions for guarantees and the absence in the first quarter of 2006 of provisions for “Spaarkas” products, partially offset by higher expenses and decreased technical results.

Fee – off balance sheet products

Off balance sheet product sales amounted to EUR 125 million compared to EUR 478 million in the first quarter of 2005. The comparable period included a number of large mandates.

Operating earnings before tax from fee business amounted to EUR 8 million, compared to EUR 9 million in the first quarter of 2005. Performance of TKP Pensions and AEGON Asset Management improved. Operating earnings from Meeùs were lower as investments were made in improving the quality of the organization to generate growth.

Non-life insurance

Accident and health premiums decreased 11% to EUR 85 million as a consequence of high lapse rates in the sickness benefits market due to new legislation. The successful product introduction related to the new disability system in the Netherlands as outlined in the WIA law, is expected to fully compensate the loss of premiums. Sales of the new WIA product developed favorably and represented half of all new non-life production in the first quarter of 2006. Accident and health operating earnings before tax were EUR 5 million compared to EUR 8 million in the first quarter of 2005, reflecting higher expenses related to investments made for the introduction of WIA.

General insurance premiums decreased 3% to EUR 139 million. General insurance operating earnings before tax amounted to EUR 4 million compared to EUR 10 million in the comparable period, mainly due to higher claims.

Banking activities

At the end of the first quarter of 2006, 825 Levensloop contracts were signed with employers, representing well over 500,000 employees. Currently there are 13,500 Levensloop accounts opened. In 2006, employees have until July to decide to open an account and save for this year. New Levensloop deposits, largely recurring, amounted to EUR 12 million in the first quarter. The pipeline of new contracts represents 800 large and middle-sized companies with another 500,000 employees.

Operating earnings before tax from banking activities amounted to EUR 4 million, compared to EUR 7 million in the first quarter of 2005. The decrease reflects primarily a maturing block of lease products partly offset by higher interest spreads.

Commissions and expenses

Commissions and expenses decreased 5% to EUR 285 million in the first quarter of 2006. Operating expenses amounted to EUR 192 million, 4% lower than in the first quarter of 2005. This is primarily due to the absence of provisions for “Spaarkas” products and other one-time effects. Excluding these effects, operating expenses were up by approximately 6%, due to the costs of additional external staffing and professional services.

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Normalized return expectations for fair-valued assets in operating earnings

AEGON provides normalized return expectations for certain financial assets that are managed on a total return basis with no offsetting changes to the fair value of liabilities. Normalized annual earnings on these assets, as described in more detail below, are based on long-term expected returns in financial markets, but should not be used as an explicit forecast for the year as actual results can and will deviate from these expectations. These levels of normalized annualized earnings will be revisited and updated at the end of 2006.

These assets include an investment in a private equity fund and totaled EUR 235 million as of March 31, 2006. Operating earnings for the first quarter of 2006 include EUR 25 million related to these asset classes. Based on current holdings and asset class returns consistent with long term historical experience, the long-term expected return on an annual basis is 8% before tax. The impact of the fair valuation of assets is notable in the traditional life and life for account of policyholders lines of business.

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UNITED KINGDOM

						amounts in millions

	First quarter					First quarter
GBP	2006	2005	%		EUR	2006	2005	%
				Income by product segment
	2	1	100	Traditional life		3	2	50
	37	31	19	Life for account of policyholders		54	44	23
	(2)	1	N.M.	Fee - off balance sheet products		(3)	1	N.M.

	37	33	12	Operating earnings before tax		54	47	15
	(2)	2	N.M.	Gains/(losses) on investments		(2)	3	N.M.
	30	8	N.M.	Other non-operating income/(charges) [1]		43	12	N.M.

	65	43	51	Income before tax		95	62	53
	(19)	(8)	138	Income tax attributable to policyholder return		(28)	(12)	133

	46	35	31	Income before income tax on shareholders return		67	50	34
	(7)	(10)	(30)	Income tax on shareholders return		(10)	(14)	(29)

	39	25	56	Net income		57	36	58

				Revenues
	150	44	N.M.	Life general account single premiums		218	63	N.M.
	50	44	14	Life general account recurring premiums		73	63	16
	614	396	55	Life policyholders account single premiums		895	571	57
	320	299	7	Life policyholders account recurring premiums		467	432	8

	1,134	783	45	Total gross premiums		1,653	1,129	46
	413	396	4	Investment income		602	571	5
	41	33	24	Fee and commission income		59	48	23

	1,588	1,212	31	Total revenues		2,314	1,748	32
	21	98	(79)	Income from reinsurance ceded		30	142	(79)
	6	1	N.M.	Fair value and foreign exchange gains		9	1	N.M.
	1,515	195	N.M.	Total gains on investments		2,209	281	N.M.
	11	0	N.M.	Other income		16	0	N.M.

	3,141	1,506	109	Total income		4,578	2,172	111

	135	108	25	Commissions and expenses		197	156	26

				Standardized new premium production insurance [2]
	1,067	626	70	Life single premiums		1,556	903	72
	110	81	36	Life recurring premiums annualized		161	118	36
	217	144	51	Life total recurring plus 1/10 single		316	209	51

				Off balance sheet production
	303	80	N.M.	Mutual funds and other managed assets		441	116	N.M.

	303	80	N.M.	Total production off balance sheet		441	116	N.M.

[1]

Included in other non-operating income/(charges) are charges made to policyholders in respect of income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

[2]

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

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AEGON UNITED KINGDOM

♦	Value of new business amounted to GBP 22 million, an increase of 29% compared to one-fourth of the full year 2005 value of new business.

♦	The internal rate of return on new business remained relatively stable at 10.8%.

♦	New life sales increased 51% to GBP 217 million, as AEGON UK records its highest quarterly sales performance ever.

♦

Operating earnings before tax increased 12% to GBP 37 million, or 33% when excluding the effect of an incentive plan charge of GBP 7 million, related to the accelerated acquisition of the remaining 40% of Positive Solutions.

♦	Total revenue generating investments increased 2% to GBP 46.1 billion compared to year-end 2005 levels.

Results

Operating earnings before tax amounted to GBP 37 million compared to GBP 33 million in the first quarter of 2005. The increase mainly reflects business growth and the positive effect of higher equity and bond markets, partly offset by a GBP 7 million charge for the incentive plan for registered individuals and staff related to the accelerated acquisition of the remaining 40% of Positive Solutions. Excluding the effect of the incentive plan charge, operating earnings before tax increased 33%.

Net income, which includes net gains/losses on investments and impairment charges, increased 56% to GBP 39 million. Other non-operating income includes a gain of GBP 11 million related to the sale of the Luxembourg-based subsidiary Scottish Equitable International to La Mondiale Participations. In the consolidated earnings for the Group, 35% of this gain has been eliminated to reflect AEGON’s 35% share in La Mondiale Participations.

The effective shareholder tax rate decreased from 29% to 15%. This reflects the tax-free disposal gain on the Luxembourg subsidiary and a change in the sources of profits.

Value of new business

The value of new business for the first quarter of 2006 increased 29% to GBP 22 million compared to GBP 17 million for one-fourth of the full year 2005 value of new business. The IRR on new business remained relatively stable at 10.8%, compared to 11.0% for the full year 2005. The increase in value of new business reflects higher production and a more profitable mix of business. Please refer to pages 23 and 24 for more detailed information on value of new business.

Traditional life / Life for account of policyholders

New life sales in the first quarter of 2006 increased 51%. This is compared to the relatively weak sales in the first quarter of 2005, which was affected by certain pricing and commission changes. The increase compared to the corresponding first quarter represents a strong increase across all lines of business. Compared to the very strong fourth quarter of 2005, new life sales in the first quarter of 2006 increased 11% and represent the highest quarterly sales result ever.

Operating earnings before tax for traditional life amounted to GBP 2 million compared to GBP 1 million in the first quarter of 2005. Operating earnings before tax from life for account of policyholders was GBP 37 million, a 19% increase. This increase mainly reflects business growth and the impact of the higher equity and bond markets on fund related charges.

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Fee – off balance sheet products

In asset management, the retail business in particular performed well, with the majority of sales coming from Bond funds, emphasizing the strength of AEGON’s fixed income offering. Total off balance sheet production amounted to GBP 303 million compared to GBP 80 million in the first quarter of 2005.

In the owned distribution businesses, Positive Solutions had another strong quarter generating its highest-ever quarterly income. The number of registered individuals (RIs) reached 1,400 at the end of the first quarter, an increase of around 100 RIs compared to the end of 2005, while average productivity remains high.

Operating earnings before tax from the fee business segment amounted to a negative GBP 2 million, compared to a positive contribution of GBP 1 million in the first quarter of 2005. The lower result was due to the charge of GBP 7 million for the incentive plan related to Positive Solutions.

Commissions and expenses

Commissions and expenses increased 25% to GBP 135 million including the GBP 7 million incentive cost related to Positive Solutions. Other factors affecting commissions and expenses include growth in the distribution businesses, leading to an increase of GBP 5 million in paid-out commissions, and growth in the individual protection business. Operating expenses increased by 12% to GBP 91 million, reflecting investment and growth in our businesses, including protection and annuities.

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OTHER COUNTRIES

		amounts in millions

		First quarter
	EUR	2006	2005	%
Income by product segment
Traditional life		0	3	N.M.
Life for account of policyholders		2	2	0
Fee - off balance sheet products		(2)	0	N.M.
Accident and health insurance		1	0	N.M.
General insurance		7	7	0

Operating earnings before tax		8	12	(33)
Gains/(losses) on investments		14	4	N.M.
Other non-operating income/(charges)		0	192	N.M.
Share in profit/(loss) of associates		5	3	67

Income before tax		27	211	(87)
Income tax		(7)	(34)	(79)

Net income		20	177	(89)

Revenues
Life general account single premiums		8	5	60
Life general account recurring premiums		173	144	20
Life policyholders account single premiums		97	8	N.M.
Life policyholders account recurring premiums		54	30	80

Total life insurance gross premiums		332	187	78
Accident and health insurance		27	26	4
General insurance		34	34	0

Total gross premiums		393	247	59
Investment income		42	35	20
Fee and commission income		8	6	33
Other revenues		1	0	N.M.

Total revenues		444	288	54
Income from reinsurance ceded		2	1	100
Fair value and foreign exchange gains		6	1	N.M.
Total gains on investments		63	16	N.M.
Other income		0	192	N.M.

Total income		515	498	3

Commissions and expenses		84	60	40

Standardized new premium production insurance
Life single premiums		107	13	N.M.
Life recurring premiums annualized		55	91	(40)
Life total recurring plus 1/10 single		66	92	(28)

Gross deposits
Variable annuities		1	1	0

Total production on balance sheet		1	1	0

Off balance sheet production
Mutual funds and other managed assets		114	110	4

Total production off balance sheet		114	110	4

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OTHER COUNTRIES

♦	Value of new business amounted to EUR 39 million, an increase of 11% compared to EUR 35 million for one quarter of the full year 2005.

♦	New life sales in the first quarter of 2006 decreased 28% to EUR 66 million.

♦	Operating earnings before tax amounted to EUR 8 million, compared to EUR 12 million in the first quarter of 2005.

♦	Total revenue generating investments increased 8% to EUR 5.8 billion compared to year-end 2005 levels.

Results

Operating earnings before tax in Other countries amounted to EUR 8 million compared to EUR 12 million in the first quarter of 2005. The decrease primarily reflects lower results in Taiwan and higher start-up losses due to investments in growth in China, Slovakia and the Czech Republic.

Net income, which includes net gains/losses on investments, amounted to EUR 20 million compared to EUR 177 million in the first quarter of 2005. The comparable period included a book gain on the sale of the Spanish non-life insurance activities for EUR 192 million before tax. AEGON’s share in the profit (and loss) of associates (after tax) amounted to EUR 5 million, compared to EUR 3 million in the first quarter 2005.

Value of new business

The value of new business coming from Other countries for the first quarter of 2006 amounted to EUR 39 million, compared to EUR 35 million for one quarter of the full year 2005 value of new business. Other countries accounted for 24% of total value of new business for the group. Asia accounted for 48% of value of new business coming from Other countries, with the remainder evenly split between Central and Eastern Europe (CEE) and Other European Countries. The internal rate of return (IRR) amounted to 20.5% for Asia, against 10.6% for the full year 2005. The improvement is driven by Taiwan, mainly due to re-pricing. For CEE, the IRR of 37.5% compares to 33.4% for the full year 2005. This reflects an improvement in Hungary due to expense and commission efficiency and updated mortality assumptions. Finally, the IRR for Other European Countries amounted to 18.5%. This compares to 17.5% for the full year 2005 and reflects an improvement at the Caja de Ahorros del Mediterráneo (CAM) partnership in Spain.

Please refer to pages 23 and 24 for more detailed information on value of new business.

Traditional life / Life for account of policyholders

New life sales in Taiwan in the first quarter of 2006 decreased 53% to NTD 1.6 billion (EUR 42 million), reflecting the high levels of sales through the broker channel in the comparable period. Compared to the fourth quarter of 2005, new life sales improved by 64%, mainly due to increased sales of traditional life and unit-linked products, with unit-linked products accounting for 36% of total new life sales. Total gross premiums increased 28% to NTD 6.0 billion (EUR 156 million) in the first quarter of 2006, mainly due to growth in recurring premiums of traditional life business.

In Hungary, new life sales declined 14% to HUF 961 billion (EUR 4 million). During the quarter, various products have been repositioned in order to increase sales through the independent network.

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AEGON Poland had its second consecutive record sales quarter, with new life sales amounting to PLN 49 million (EUR 13 million). Compared to the fourth quarter of 2005, when the Poland business became part of the AEGON Group, new life sales increased 19%.

In Spain, new life sales increased 35% to EUR 5 million, reflecting growth in recurring premium sales. New premium production has been adversely affected by proposed changes in tax law, delaying the closing of several agreements on group policies.

The partnership with CAM saw a decrease of 27% in new life sales to EUR 46 million (100% basis), although sales increased by 10% compared to the fourth quarter of 2005 and remained in line with the business plan. Premium income for the partnership with CAM amounted to EUR 141 million. The partnership with CAM is not consolidated in AEGON’s accounts. AEGON includes its share in the results of the partnership in the line share in profit / (loss) of associates.

Total traditional life insurance operating earnings before tax from Other countries amounted to nil, compared to EUR 3 million in the first quarter of 2005. This reflects lower results in Taiwan, mainly due to adverse claims experience and lower surrender results caused by a higher persistency rate, as well as a gradual decline of the old traditional life portfolio in Hungary. Operating earnings from life for account of policyholders remained stable and amounted to EUR 2 million.

Fee - off balance sheet products

In Hungary, off balance sheet product sales amounted to HUF 25 billion (EUR 98 million). Sales in the pension fund business continued to grow, with the number of new members increasing by 55% to well over 14,000. Total pension fund membership amounted to 595,000 members at the end of March, 2006, an increase of 7%. Off balance sheet investments grew by 9% to HUF 307 billion (EUR 1,156 million) compared to the year-end 2005 level.

In Slovakia, the pension fund business continued to report strong growth. In the first quarter, 26,593 new pension fund members were registered, bringing the total to 81,790.

Total fee - off balance sheet operating earnings before tax from Other countries amounted to a negative EUR 2 million, against nil for the first quarter of 2005, reflecting higher start-up costs of the Slovakian pension business.

Non-life insurance

In Hungary, non-life premium income increased by 5% to HUF 8.8 billion (EUR 35 million) mainly as a result of increased household insurance sales. Non-life premiums in Spain, which only include health business, increased 3% to EUR 27 million.

Accident and health insurance operating earnings before tax in Other countries amounted to EUR 1 million compared to nil in the first quarter of 2005, while general insurance operating earnings before tax remained level at EUR 7 million.

Commissions and expenses

Commissions and expenses increased 40% to EUR 84 million mainly due to lower deferral of expenses in Taiwan following a change in business mix. Operating expenses increased 13% to EUR 34 million, mainly due to the inclusion of AEGON Poland.

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Associates

AEGON’s share in the profit of associates amounted to EUR 5 million (after tax), compared to EUR 3 million in the first quarter of 2005. This line represents the income on the partnership with CAM (49.99% interest). It also includes the income on the 35% stake in La Mondiale Participations.

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CONDENSED CONSOLIDATED BALANCE SHEETS

			amounts in millions

	At March 31 2005 EUR	At March 31 2006 EUR	At Dec. 31 2005 EUR	%
Investments general account	133,191	144,612	146,075	(1)
Investments for account of policyholders	111,072	129,616	127,547	2
Investments in associates	481	486	542	(10)
Other assets and receivables	35,045	37,954	37,051	2

Total assets	279,789	312,668	311,215	0

Shareholders' equity	15,735	18,839	19,276	(2)
Other equity instruments	2,869	3,381	3,379	0
Minority interest	17	18	15	20

Group equity	18,621	22,238	22,670	(2)
Trust pass-through securities	397	425	437	(3)
Subordinated borrowings	264	279	284	(2)
Senior debt related to insurance activities	2,875	2,092	2,059	2

Total capital base	22,157	25,034	25,450	(2)

Insurance contracts general account	86,510	93,530	95,690	(2)
Insurance contracts for account of policyholders	62,380	71,456	70,280	2
Investment contracts general account	35,069	39,667	38,842	2
Investment contracts for account of policyholders	49,639	59,666	58,724	2
Other liabilities	24,034	23,315	22,229	5

Total equity and liabilities	279,789	312,668	311,215	0

SHAREHOLDERS' EQUITY ROLL FORWARD

	At March 31 2005 EUR	At March 31 2006 EUR	At Dec. 31 2005 EUR
Shareholders' equity January 1	14,875	19,276	14,875
Net income	677	630	2,732
Dividend paid	0	0	(272)
Movements in foreign currency translation reserve	502	(373)	1,515
Repurchased and sold own shares	12	(102)	76
Movements in revaluation reserves	(322)	(514)	152
Coupons on perpetuals (net of tax)	(29)	(32)	(132)
Other changes [1]	20	(46)	330

Shareholders' equity end of period	15,735	18,839	19,276

[1]	Includes EUR 275 million in 2005 from an agreement between the Dutch tax authorities and AEGON NV on a number of items related to AEGON NV's corporate income tax filings for the years 1996-2005.

ADDITIONAL BALANCE SHEET INFORMATION

At March 31 2006 USD	At Dec. 31 2005 USD	%		At March 31 2005 USD	At March 31 2005 EUR	At March 31 2006 EUR	At Dec. 31 2005 EUR	%
			Assets
13,288	12,728	4	Deferred policy acquisition costs	11,975	9,237	10,978	10,789	2
			Equity
2,555	2,490	3	Preferred shares	2,735	2,110	2,111	2,111	0
2,153	2,705	(20)	Revaluation reserves	2,358	1,819	1,779	2,293	(22)
			Liabilities
51,746	52,907	(2)	Fixed annuities	54,735	42,221	42,751	44,848	(5)
35,185	32,938	7	Institutional guaranteed products	31,479	24,282	29,069	27,921	4
50,251	48,015	5	Variable annuities	43,781	33,771	41,516	40,701	2
6,188	5,954	4	Savings accounts	7,156	5,520	5,112	5,047	1

			Number of employees		27,213	27,199	27,159	0

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REPORT OF THE HOLDING COMPANY

Capital and funding

Shareholders’ equity at March 31, 2006 amounted to EUR 18.8 billion, a decrease of EUR 0.4 billion or 2% compared to December 31, 2005. The positive impact of EUR 0.6 billion from net income was more than offset by negative foreign currency translation effects of EUR 0.4 million, and a decrease in revaluation reserves of EUR 0.5 billion, reflecting higher interest rates.

At March 31, 2006 shareholders’ equity represented 75% of the total capital base, comfortably within target levels. Group equity, which includes other equity instruments (such as perpetual capital securities) and minority interests, represented 89% of total capital. The capital leverage to total capital ratio of 11% was stable compared to year-end 2005.

Interest charges and other

Interest charges and other increased 25% to EUR 80 million in the first quarter 2006. Interest charges and other, excluding the impact of eliminations, increased by approximately EUR 9 million compared to the first quarter of 2005. This primarily reflects the impact of a strengthening of the US Dollar against the Euro.

Subsequent events

On April 24, AEGON received all necessary regulatory approvals for the acquisition of a 50% stake in Caja Navarra’s life insurance and pensions subsidiary, Seguros Navarra S.A. As announced on November 22, 2005, the partners have created a joint venture, which combines Caja Navarra’s significant customer reach through its banking network and AEGON’s expertise in life insurance and pensions.

On April 28, 2006 AEGON and Caja de Badajoz received the final authorization to establish a 50-50 life insurance joint venture, Caja Badajoz Vida, to sell life insurance, accident and pension products through the branch network of Caja de Badajoz.

On May 9, 2006, AEGON announced that the stock fraction for the 2005 final dividend has been determined at 1/63. The stock fraction is based on the average share price for the AEGON share on Euronext Amsterdam N.V. for the five trading days from May 3 up to and including May 9, 2006. The final dividend will be payable as from May 16, 2006.

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VALUE OF NEW BUSINESS

Starting with the first quarter of 2006, AEGON is providing value of new business information on a quarterly basis. Value of new business represents the present value of the future distributable earnings on the block of business sold in the latest reporting period. Value of new business is calculated using beginning of year economic assumptions and assumptions outside of management control, and end of period operating assumptions. AEGON’s management believes that this information, in conjunction with other publicly disclosed financial information, can provide valuable additional information for investors and shareholders.

Value of new business should not be viewed as a substitute for AEGON’s primary financial statements. The methodology AEGON uses to calculate value of new business is consistent with European Embedded Value Principles and described in more detail in the 2005 Embedded Value disclosure document that is available on AEGON’s website: www.aegon.com.

VALUE OF NEW BUSINESS (amounts in EUR millions)	VNB 2006 Q1 YTD	VNB 1/4 of full year 2005%
Gross value of new business	325	281	16
Tax	(105)	(90)	16
Cost of capital	(58)	(53)	9
Value of new business	163	138	18

VALUE OF NEW BUSINESS AND IRR

(amounts in EUR millions, after-tax)

	2006 Q1 YTD VNB	2005 1/4 of full year VNB	2006 Q1 YTD IRR %	2005 full year IRR %
Americas	83	68	12.3	11.3
The Netherlands	9	10	7.9	9.2
United Kingdom	31	24	10.8	11.0
Asia	19	21	20.5	10.6
China[1]	0	0	13.2	15.3
Taiwan	18	21	20.5	10.6
Central and Eastern Europe	10	7	37.5	33.4
Czech Republic	0	0	24.4	26.5
Hungary	6	5	50.5	39.9
Poland	3	1	24.5	25.8
Slovakia	1	1	11.3	11.7
Other European Countries	10	8	18.5	17.5
France[2]	2	1	10.4	9.1
Spain[3]	8	6	20.7	19.1

Total	163	138	14.7	12.4

[1]	AEGON CNOOC joint venture (50%).
[2]	La Mondiale Partnership (35%) .
[3]	AEGON Spain and CAM partnership in Spain.

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Modeled new business

APE4 and deposits

(amounts in EUR millions)

	Premium business		Deposit business		VNB	VNB	%
	(TL, LAP, Reins, A&H)		(FA, VA, IGP, Fee)		2006 Q1 YTD	2005 1/4 of full year
	APE 2006 Q1 YTD	APE 2005 1/4 of full year	Deposits 2006 Q1 YTD	Deposits 2005 1/4 of full year
Americas	354	355	5,720	5,646	83	68	22
The Netherlands	91	58	1	6	9	10	(9)
United Kingdom	306	246	0	0	31	24	29
Asia	43	79	0	0	19	21	(11)
China[1]	2	1	0	0	0	0	49
Taiwan	42	78	0	0	18	21	(11)
Central and Eastern Europe	24	7	5	6	10	7	54
Czech Republic	0	0	0	0	0	0	4
Hungary	3	4	5	4	6	5	22
Poland	19	3	0	0	3	1	N.M.
Slovakia	1	0	0	3	1	1	6
Other European Countries	54	44	0	0	10	8	32
France[2]	29	23	0	0	2	1	82
Spain[3]	25	21	0	0	8	6	23

Total	873	788	5,726	5,658	163	138	18

[1]	AEGON CNOOC joint venture (50%).
[2]	La Mondiale Partnership (35%) .
[3]	AEGON Spain and CAM partnership in Spain.
[4]	APE = recurring premium + 1/10 single premium.

VNB/PVNBP SUMMARY

(amounts in EUR millions)

2006 - Q1 YTD

	Premium business (TL, LAP, Reins, A&H)				Deposit business (FA, VA, IGP, Fee)
	VNB	PVNBP[4]	VNB/ PVNBP %	VNB/ APE %	VNB	PVNBP	VNB/ PVNBP %	VNB/ Deposits %	Total VNB	Total IRR %
Americas	39	1,891	2.1	11.1	44	6,494	0.7	0.8	83	12.3
The Netherlands	9	743	1.2	9.6	0	3	5.9	15.5	9	7.9
United Kingdom	31	1,990	1.6	10.3	0	0	0.0	0.0	31	10.8
Asia	19	286	6.5	42.6	0	0	0.0	0.0	19	20.5
China[1]	0	11	1.1	8.0	0	0	0.0	0.0	0	13.2
Taiwan	18	275	6.7	43.9	0	0	0.0	0.0	18	20.5
Central and Eastern Europe	7	132	5.2	28.6	4	152	2.4	71.0	10	37.5
Czech Republic	0	3	5.0	25.8	0	0	0.0	0.0	0	24.4
Hungary	3	23	12.4	82.6	3	57	5.1	61.7	6	50.5
Poland	3	102	3.3	17.4	0	0	0.0	0.0	3	24.5
Slovakia	0	4	11.6	70.7	1	95	0.7	195.7	1	11.3
Other European Countries	10	493	2.0	18.5	0	0	0.0	0.0	10	18.5
France[2]	2	337	0.6	7.2	0	0	0.0	0.0	2	10.4
Spain[3]	8	157	5.0	32.0	0	0	0.0	0.0	8	20.7

Total	115	5,535	2.1	13.1	48	6,648	0.7	0.8	163	14.7

[1]	AEGON CNOOC joint venture (50%).
[2]	La Mondiale Partnership (35%) .
[3]	AEGON Spain and CAM partnership in Spain.
[4]	Present Value New Business Premium.

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CONDENSED CONSOLIDATED INCOME STATEMENT

		amounts in millions

		First quarter
	EUR	2006	2005	%
Total revenues		8,885	7,918	12
Income from reinsurance ceded		400	501	(20)
Fair value and foreign exchange gains		553	56	N.M.
Total gains on investments		4,417	824	N.M.
Other income		10	192	(95)

Total income		14,265	9,491	50

Benefits and expenses [1]		12,834	7,632	68
Fair value and foreign exchange losses		50	137	(64)
Total losses on investments and impairment charges		432	691	(37)
Interest charges and related fees		110	100	10

Total charges		13,426	8,560	57

Share in profit/(loss) of associates		6	3	100

Income before tax		845	934	(10)
Income tax		(215)	(256)	(16)
Minority interest		0	(1)	N.M.

Net income		630	677	(7)

[1]	Includes Commissions and expenses for EUR 1,589 million (2005: EUR 1,340 million).

NET INCOME PER SHARE (EPS) CALCULATION

		amounts in millions (except per share data)

	EUR	3M 2006	3M 2005%
Net income		630	677	(7)
Preferred dividend		—	—	N.M.
Coupons on perpetuals		(32)	(29)	(10)

Net income attributable to ordinary shareholders		598	648	(8)

Weighted average number of ordinary shares outstanding		1,575	1,523	3
Net income per share year-to-date		0.38	0.43	(12)

Explanatory notes

The published figures are unaudited.

Traditional life includes income on traditional and fixed universal life products.

Life for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.

Variable annuities includes segregated funds.

Institutional guaranteed products includes income on GICs and funding agreements.

Fee business includes income on off balance sheet type products.

Reinsurance includes income on reinsurance business assumed from direct writers.

Other is currently used to report any items which cannot be directly allocated to a specific line of business.

Currencies

Income statement items: average rate 1 EUR = USD 1.2026 (2005: USD 1.3114).

Income statement items: average rate 1 EUR = GBP 0.6860 (2005: GBP 0.6932).

Balance sheet items: closing rate 1 EUR = USD 1.2104 (2005: USD 1.2964; year-end 2005: USD 1.1797).

Balance sheet items: closing rate 1 EUR = GBP 0.6964 (2005: GBP 0.6885; year-end 2005: GBP 0.6853).

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REVENUES AND PRODUCTION

		amounts in millions

		First quarter
	EUR	2006	2005	%
Revenues
Life general account single premiums		558	369	51
Life general account recurring premiums		1,696	1,525	11
Life policyholders account single premiums		1,424	1,094	30
Life policyholders account recurring premiums		1,416	1,408	1

Total life insurance gross premiums		5,094	4,396	16
Accident and health insurance		625	585	7
General insurance		173	177	(2)

Total gross premiums		5,892	5,158	14
Investment income		2,594	2,395	8
Fee and commission income		394	338	17
Other revenues		5	27	(81)

Total revenues		8,885	7,918	12
Income from reinsurance ceded		400	501	(20)
Fair value and foreign exchange gains		553	56	N.M.
Total gains on investments		4,417	824	N.M.
Other income		10	192	(95)

Total income		14,265	9,491	50

Total revenues by product segment
Life insurance		7,899	6,944	14
Accident and health insurance		718	678	6
General insurance		187	191	(2)
Banking activities		56	67	(16)
Other activities		25	38	(34)

Total revenues		8,885	7,918	12

Standardized new premium production insurance
Life single premiums		2,271	1,686	35
Life recurring premiums annualized		459	442	4
Life total recurring plus 1/10 single		686	611	12

Gross deposits
Fixed annuities		399	382	4
Institutional guaranteed products		3,833	2,423	58
Variable annuities		1,476	1,166	27

Total		5,708	3,971	44
Savings deposits		708	859	(18)

Total production on balance sheet		6,416	4,830	33

Net deposits
Fixed annuities		(1,346)	(910)	(48)
Institutional guaranteed products		1,495	131	N.M.
Variable annuities		146	199	(27)

Total		295	(580)	N.M.
Savings deposits		(35)	(133)	74

Total net deposits		260	(713)	N.M.

Off balance sheet production
Synthetic GICs		1,289	1,208	7
Mutual funds/Collective Trusts and other managed assets		2,982	3,418	(13)

Total production off balance sheet		4,271	4,626	(8)

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INVESTMENTS GEOGRAPHICALLY

			amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At March 31, 2006	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities & eliminations	Total EUR
		Investments
2,515	45	Shares	2,078	5,969	64	74	(25)	8,160
102,893	2,438	Bonds	85,008	15,422	3,502	3,198	23	107,153
16,763	0	Loans	13,849	7,160	0	155	72	21,236
6,701	0	Other financial assets	5,536	29	0	75	0	5,640
482	0	Investments in real estate	398	1,670	0	1	0	2,069
204	0	Real estate held for own use	169	135	0	34	16	354

129,558	2,483	Investments general account	107,038	30,385	3,566	3,537	86	144,612
0	21,981	Shares	0	9,818	31,563	131	(42)	41,470
0	14,773	Bonds	0	8,931	21,214	132	0	30,277
58,729	695	Separate accounts and investment funds	48,520	0	998	827	0	50,345
0	2,976	Other financial assets	0	1,674	4,273	16	0	5,963
0	991	Investments in real estate	0	0	1,423	0	0	1,423
0	96	Real estate for own use	0	0	138	0	0	138

58,729	41,512	Investments for account of policyholders	48,520	20,423	59,609	1,106	(42)	129,616

188,287	43,995	Investments on balance sheet	155,558	50,808	63,175	4,643	44	274,228
82,732	2,073	Off balance sheet investments third parties	68,351	12,729	2,977	1,187	0	85,244

271,019	46,068	Total revenue generating investments	223,909	63,537	66,152	5,830	44	359,472

		Investments
102,475	2,442	Available-for-sale	84,662	19,283	3,507	2,060	19	109,531
16,763	0	Loans	13,849	7,160	0	155	72	21,236
0	0	Held-to-maturity	0	0	0	1,260	0	1,260
68,363	40,466	Financial assets at fair value through profit or loss	56,480	22,560	58,107	1,133	(63)	138,217
482	991	Investments in real estate	398	1,670	1,423	1	0	3,492
204	96	Real estate held for own use	169	135	138	34	16	492

188,287	43,995	Total investments on balance sheet	155,558	50,808	63,175	4,643	44	274,228

ASSETS AND CAPITAL GEOGRAPHICALLY

			amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Total EUR
		At March 31, 2006
216,858	48,228	Assets business units	179,162	56,800	69,253	5,842	311,057
		Other assets					1,611

		Total assets on balance sheet					312,668

19,037	2,196	Capital in units	15,728	5,283	3,153	1,088	25,252

		Total capital base					25,034
		Other net liabilities					218

		Total					25,252

		At March 31, 2005
207,634	41,574	Assets business units	160,162	52,342	60,384	4,281	277,169
		Other assets					2,620

		Total assets on balance sheet					279,789

18,161	2,004	Capital in units	14,009	4,195	2,911	1,200	22,315

		Total capital base					22,157
		Other net liabilities					158

		Total					22,315

		At December 31, 2005
210,458	47,319	Assets business units	178,400	55,474	69,049	5,720	308,643
		Other assets					2,572

		Total assets on balance sheet					311,215

19,149	2,124	Capital in units	16,232	5,011	3,100	1,155	25,498

		Total capital base					25,450
		Other net liabilities					48

		Total					25,498

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Cautionary note regarding Regulation G (non-GAAP financial measure)

This press release includes a non-GAAP financial measure: operating earnings before tax. The reconciliation of this measure to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

RECONCILIATION OPERATING EARNINGS TO INCOME BEFORE TAX

		amounts in millions

		First quarter
	EUR	2006	2005	%
Operating earnings before tax		827	430	92
Gains on investments		(30)	308	N.M.
Other income		10	192	(95)
Losses on investments		(2)	(1)	(100)
Impairment charges		6	(10)	N.M.
Policyholder tax		28	12	133
Share in profit/(loss) of associates		6	3	100

Income before tax		845	934	(10)

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DISCLAIMERS

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas, GBP for the United Kingdom, HUF for Hungary and NTD for Taiwan because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in euro, which is the currency of our primary financial statements.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	Changes in the performance of financial markets, including emerging markets, including:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

♦	The frequency and severity of insured loss events;

♦	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

♦	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

♦	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	Acts of God, acts of terrorism, acts of war and pandemics;

♦	Changes in the policies of central banks and/or governments;

♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	Customer responsiveness to both new products and distribution channels;

♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

♦	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

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ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31(0)70 344 83 05
Media	+31(0)70 344 83 44
E-mail	gca-ir@aegon.com

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
E-mail	ir@aegonusa.com

Website www.aegon.com

PRESS CONFERENCE AND WEBCAST DETAILS

Press conference call

A press conference call on the first quarter 2006 results will be held this morning at 09.30 hrs (Dutch time). This call will be webcast live on AEGON's website www.aegon.com.

Analyst and investor conference call

An analyst and investor conference call on the first quarter 2006 results and the 2005 Embedded Value will be held today at

Amsterdam	15.00 hrs
London	14.00 hrs
New York	09.00 hrs

The listen-only phone numbers for the conference call are as follows:

+31 (0)20 794 8504 (the Netherlands)

+44 (0)20 7190 1595 (United Kingdom)

+1 480 629 9562 (United States and Canada)

Audio webcast

The conference call and Q&A session can be followed simultaneously via an audio webcast on our website www.aegon.com.

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